

03054803

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Montgomery Street, Suite 600
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip C. Stapleton (415) 677-1570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lallman, Feltman, Peterson & Co., P.A.
(Name – *if individual, state last, first, middle name*)

P.O. Box 989	Ketchum	ID	83340
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip C. Stapleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



KATYA L. WARD
Commission # 1330203
Notary Public - California
San Francisco County
My Comm. Expires Nov 13, 2005

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors report on Internal Accounting Control required by Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH
AUDITOR'S REPORT THEREON
**** **PUBLIC COPY** ****
DECEMBER 31, 2002

CONIFER SECURITIES, LLC

TABLE OF CONTENTS



LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT

January 24, 2003

Conifer Securities, LLC
San Francisco, CA 94133

We have audited the accompanying statement of financial condition of Conifer Securities, LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.

Lallman, Feltman, Peterson & Company, P.A.

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340
208) 726.7500 Facsimile 208) 726.8623 www.LFPCO.com

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS:		
Cash and cash equivalents	$	2,139,361
Deposits with clearing broker/dealers (cash of $274,996 and securities with a market value of $53,916 and cost of $48,230)		328,912
Receivables from broker/dealers		2,257,571
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $2,069,974		1,624,905
Other		210,403
TOTAL ASSETS	$	6,561,152

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	955,289
Payable to broker/dealers		526,547
TOTAL LIABILITIES		1,481,836
MEMBERS' CAPITAL		5,079,316
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	6,561,152

See accompanying notes to the statement of financial condition.

CONIFER SECURITIES, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Description of Operations

The financial statement is prepared on the accrual basis of accounting and includes the accounts of Conifer Securities, LLC, a limited liability company, (the Firm). The fiscal year of the Firm is the calendar year and operations commenced on March 16, 1989. Under its current operating agreement, the Firm will continue to operate until December 31, 2010 unless the members elect otherwise.

The Firm is a broker/dealer in securities who provides exceptional corporate services, quality execution, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains secondary offices in New York City, as well as various other locations in the west.

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker/dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii).

The Firm recognizes all income and expenses relating to security transactions on a trade date basis and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

(B) Cash and cash equivalents

For purposes of the statements of financial condition, cash and cash equivalents are defined as all checking, and money market accounts deposited with commercial banks.

(C) Valuation of Marketable Securities

Marketable securities are valued at quoted market prices. These securities consist principally of corporate stocks traded on U.S. exchanges.

(D) Receivable from Broker/Dealers

The Firm's receivable from broker/dealers consists primarily of amounts due from other broker/dealers for trades executed and cleared by these other broker/dealers. These amounts due from other broker/dealers are typically received shortly after the accounting period in which they are recorded and the Firm has not experienced any significant uncollectible accounts receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(E) Furniture, Equipment and Leasehold Improvements

Assets classified as furniture, equipment, and leasehold improvements are shown at historical cost and are being depreciated over their estimated useful lives of five to ten years using accelerated and straight-line methods.

(F) Income Taxes

The financial statement does not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return.

(G) Fair Value of Financial Instruments

The financial instruments of the Firm are reported in the accompanying statement of financial condition at their carrying values which approximate their fair values.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

NOTE 3 – MEMBERS' EQUITY

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

The Firm has two active classes of Members; Class A and Class B. The principal difference between the two classes is that Class B Members may only be terminated from the Firm by the death of their principals.

At December 31, 2002, Class A Members held $3,346,460 of the equity and receive 60% of the profits of the Firm and Class B members held $1,732,856 and receive 40% of the profits.

Also see Note 5.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Firm has various lease arrangements for it office spaces. The leases expire between 2002 and 2006; however, the significant leases contain options to renew for an additional five years at monthly payments amounting to fair market rent at that time, as defined by the lease agreements. The Firm's primary lease for its San Francisco office space expired December 31, 2002. The firm has exercised its option to renew this lease; however, fair market rates have not yet been negotiated with the landlord. Using 2002 rates for this San Francisco lease and assuming that the options to renew on other existing leases are exercised, minimum lease payments due under the terms of all lease agreements aggregate $1,823,000 (2003); $1,616,000 (2004); $1,573,000 (2005); $1,498,000 (2006); and, $1,483,000 (2007). The Firm has subleased certain portions of this property through 2002 for annual payments of approximately $725,000. When the Firm has negotiated its 2003 rates with its landlord these subleases will be extended and adjusted accordingly.

Some of these leases are held in the name of GMGS Realty, Inc., which is solely owned by the Firm. At December 31, 2002, GMGS Realty, Inc.'s total assets and liabilities amounted to $1,700, and they incurred a loss for the year then ended of $2,600. Due to the insignificant amounts relating to this investment it is accounted for using the equity method.

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

NOTE 6 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2002, no employer contributions had been made to the Plan.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

(A) Concentrations

Substantially all of the amounts receivable from brokers and dealers are due from ABN AMRO Incorporated. Cash and securities deposited with clearing brokers and dealers is held primarily by ABN AMRO Incorporated. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits.

The Firm's customers consist principally of investment advisor companies controlled by employees and members of the Firm. Total commissions earned from two of these customers represented approximately 67% of the Firm's gross revenue for the year. Commission and floor brokerage expenses relating to these customers amounted to approximately 80% of total commissions and floor brokerage expenses. The Firm has also paid direct customer expenses of approximately $5,800,000 in relation to these two customers. Also see Note 8.

(B) Credit Risk

As a securities broker/dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

NOTE 8 – SUBSEQUENT EVENTS

An investment partnership that was a customer of the Firm and accounted for 44% of the Firm's revenues discontinued operations as of December 31, 2002. This customer's trades accounted for 56% of the Firm's direct costs and the Firm paid direct customer expenses of $2,800,000 in relation to this customer. The manager of this customer remains a customer of the Firm and is managing individual accounts and the effects of this change cannot be determined at this time.